UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A.

PART I – REGISTRANT INFORMATION

Twin Ridge Capital Acquisition Corp.
Full Name of Registrant
(Translation of registrant’s name into English)

N/A
Former Name if Applicable

999 Vanderbilt Beach Rd. Suite 200
Address of Principal Executive Office (Street and Number)

Naples, Florida 34108
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Twin Ridge Capital Acquisition Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Form 10-Q”).  The Company has determined that it is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense because of the review and finalization of other filings required in connection with the closing of the Company’s business combination on November 3, 2023, pursuant to which the Company merged with and into Poppettell Merger Sub, a Cayman Islands exempted company (“Merger Sub”) and wholly-owned subsidiary of Carbon Revolution Public Limited Company. Merger Sub, as successor by merger to the Company, anticipates filing the Form 10-Q as soon as practicable and no later than 5 calendar days following the prescribed due date, in accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Nock	+61	429-993-056
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Poppettell Merger Sub, as successor by merger to Twin Ridge Capital Acquisition Corp., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023	By:	/s/ Gerard Buckle
	Name:	Gerard Buckle
	Title:	Chief Financial Officer of Carbon Revolution Public Limited Company, the parent company of Poppettell Merger Sub, the successor by merger to Twin Ridge Capital Acquisition Corp.